UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39938

Vinci Partners Investments Ltd.

(Exact name of registrant as specified in its charter)

Av. Bartolomeu Mitre, 336
Leblon – Rio de Janeiro
Brazil 22431-002
+55 (21) 2159-6240

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated November 7, 2024 - Vinci Partners Reports Third Quarter 2024 Earnings Results
99.2	Vinci Partners Investments Ltd. Third Quarter 2024 Earnings Presentation
99.3	Press release dated November 7, 2024 – Vinci Partners Reports Third Quarter 2024 Results
99.4	Vinci Partners Investments Ltd. Interim Consolidated Financial Statements as of September 30, 2024 and for the Nine Month and Three Month Periods Ended September 30, 2024 and 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vinci Partners Investments Ltd.

By:	/s/ Sergio Passos Ribeiro
	Name:	Sergio Passos Ribeiro
	Title:	Chief Financial Officer

Date: November 7, 2024